

Mail Stop 3030

August 27, 2015

<u>Via Email</u>
Michael L. Levitz
Chief Financial Officer
Insulet Corporation
600 Technology Park Drive, Suite 200
Billerica, Massachusetts 01821

Re: Insulet Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 12, 2015
File No. 001-33462

Dear Mr. Levitz:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Fiscal Years Ended December 31, 2014, 2013 and 2012

Revenue, page 38

1.   We see from your earnings calls and website that you quantify revenues from domestic and foreign sales of the OmniPod system, Neighborhood Diabetes and drug delivery. In future filings to enhance an investor's understanding of the trends in your sources of

revenue please also include and discuss similar revenue information in MD&A. Refer to Item 303(a)(3)(ii) of Regulation S-K.

2.   With respect to the OmniPod system, you disclose that the system is comprised of a disposable insulin infusion OmniPod device and a hand-held Personal Diabetes Manager. We also note that the disposable device is worn for up to three days and then replaced. Please quantify for us relative revenues recognized from sales of the two components of the OmniPod system, and revise this section in future filings to provide a discussion of the relative significance of revenues derived from the two components of your system. Refer to Item 303(a)(3)(ii) of Regulation S-K.

3.   We see that you describe the growth in revenues between 2012 and 2013 and between 2013 and 2014 with a general statement that growth in revenues was mainly due to continued adoption of the OmniPod system. However, in your earnings calls you address matters such as new patient starts, the size of the patient base, growth in particular categories of the patient base and growth outside of the United States. Please revise future filings to provide a similar discussion of the reasons for the revenue growth from the OmniPod system as well as the metrics and factors you consider in assessing its continued adoption. Refer to Item 303(a)(3)(iii) of Regulation S-K.

4.   We see that your overall gross margin improved from 45% in 2013 to 50% in 2014. It also appears from your 2014 fourth quarter earnings call that the gross margin of the domestic OmniPod business may significantly exceed those of your OmniPod business outside of the United States and Neighborhood Diabetes. In future filings, please revise MD&A to include a discussion of the period over period changes in your gross margins and the underlying factors that resulted in these changes. Refer to Item 303(a)(3) of Regulation S-K.

Item 8. Consolidated Financial Statements

Note 13. Equity, page F-25

5.   Under your discussion of stock options on page F-26 you provide a definition of expected volatility. In future filings, please also state how you actually estimate expected volatility. Refer to FASB ASC 718-10-50-2f.

Note 15. Income Taxes, page F-29

6.   Please tell us your consideration of the guidance from Rule 4-08(h)(1)(i) of Regulation S-X in assessing whether you should disclose the domestic and foreign components of your income (loss) before income taxes.

7.   You disclose on page F-30 that you currently intend to reinvest unremitted earnings of your international subsidiary in the local international jurisdiction and have not provided

for U.S. Federal income taxes on unremitted earnings. Please revise future filings to provide the applicable disclosures required by FASB ASC 740-30-50-2.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 1. Financial Statements

Revenue Recognition, page 7

8.   You disclose that with the assistance of outside accounting and legal professionals you conducted a review of certain revenues recognized in 2014. Please describe to us the circumstances leading to the review of prior year revenues. Also, describe the results of the review and any changes to your revenue practices or internal controls resulting from the review.   In addition, clarify for us what you mean when you indicate in your second quarter earnings call that you did not find any material errors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery